October 7, 2015

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:          Oil States International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No. 1-16337

Dear Mr. Schwall:

Set forth below is our response to the comments and request for additional information (the “Comments”) contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 23, 2015. For your convenience, the comments provided by the Staff have been included in the letter preceding our response. References within the response and acknowledgements to “we,” “us,” “our” and the “Company” herein refer to Oil States International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements, page 71

Note 10. Goodwill and Other Intangible Assets, page 84

SEC comment:

1. Based on disclosure under this note, we understand that, following the spin-off of Civeo, you have concluded that you have three reporting units. If our understanding is not correct, tell us your reporting segments. Otherwise, explain to us how you have identified your three reporting units. If you concluded that your reporting units are your operating segments, explain to us your basis for this. As part of this, describe the operating, management and reporting structure at your operating segment level and one level below your operating segments. If you have concluded that there are components below the level of your operating segments, tell us the following:

●	The components you have identified;
●	How the components have been identified; and,
●	Whether components have been aggregated and, if so, your basis for concluding that aggregation is appropriate.

See FASB ASC paragraphs 350-20-35-33 through 350-20-35-37.

Management Response:

The Company provides a broad range of products and services to the oil and gas industry through our Well Site Services and Offshore Products operating segments. Each of our two operating segments represents a reportable segment and no operating segments have been aggregated. Each of our two operating segments has a separate segment manager who reports directly to the Company’s chief operating decision maker as those terms are used in FASB ASC 280-10-50-7.

Securities and Exchange Commission

October 7, 2015

Based upon our operating characteristics, we have determined that we have three reporting units. We have two components within the Well Site Services operating segment (Drilling Services and Completion Services) that represent two different reporting units. No components were aggregated in making the reporting unit determination for our Well Site Services operating segment.

The other reporting unit (which is also an operating segment) is our Offshore Products reporting unit. A reporting unit is an operating segment, as that term is used in ASC 280, or one level below the operating segment (referred to as a “component”), depending on whether certain criteria are met. These criteria are discussed in detail below. An operating segment is the highest level within the company that can be a reporting unit (i.e., the operating segment level is the ceiling), and the component level is the lowest level within the company that can be a reporting unit (i.e., the component level is the floor).

We applied the following guidance in ASC 350-20-35-33 through 36 to determine whether our reporting units should be identified at the operating segment or the component level:

●

A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.

●	However, two or more components within the same operating segment should be aggregated and deemed a single reporting unit if the components have similar economic characteristics.
●

An operating segment should be deemed to be a reporting unit if all of its components have similar economic characteristics, if none of its components is a reporting unit, or if it is comprised of only a single component.

The Company’s Offshore Products operating segment provides highly engineered products and services used primarily for offshore oil and natural gas drilling and production systems and facilities. Sales of the Company’s offshore products depend primarily upon development of infrastructure for offshore production systems and facilities, subsea pipelines, and repairs, upgrades and new construction of offshore drilling rigs and vessels. The offshore oil and gas drilling and production infrastructure projects often represent multibillion dollar projects spanning over multiple years (generally four to ten years) which attract the need for significant products and services throughout the lifecycle of these projects. As described further below, the Offshore Products business works across various geographical locations and across product lines to provide integrated products and systems (and related services) to our customers over the lifecycle of these projects.

The Company’s Well Site Services operating segment provides drilling and completion related products and services to oil and natural gas exploration and production companies primarily in the United States. Customer demand for this business is driven by short-term expectations of oil and natural gas prices and, in contrast to the Offshore Products operating segment, is more vulnerable to shorter-term volatility in business activity levels given the general lack of long-term contracts or backlog applicable to the operating segment.

For the Well Site Services segment, discrete financial information is available for Drilling Services and Completion Services, which is reviewed monthly by the segment manager (Senior Vice President of Operations). As such, both businesses are considered reporting units under ASC 350. No components have been aggregated to arrive at the Drilling Services or Completion Services reporting units.

Securities and Exchange Commission

October 7, 2015

For the Offshore Products operating segment, the operating segment is the reporting unit. The president of Oil States Industries, Inc. (the Offshore Products operating segment) is the segment leader (segment manager as that term is used in ASC 280). There are eight components within Offshore Products. These components exist based on their geographic location and/or product offering. Offshore service offerings are embedded within certain of these components (i.e., no separate stand-alone service component exists). The eight components are as follows:

●	Houston, Texas
●	Special Products (Arlington, Texas and Lampasas, Texas)
●	Houma, Louisiana (combined operations including Mumbai, India and Rayong, Thailand)
●	Tulsa, Oklahoma
●	Piper Valve (Oklahoma City, Oklahoma)
●	United Kingdom (Aberdeen, Scotland, West Lothian, Scotland and Barrow-in-Furness, England)
●	Singapore
●	Brazil (Rio de Janeiro and Macae)

We have concluded that the operating segment is the appropriate reporting unit due to the components’ similar operating and economic characteristics, their many shared functions, including research and development, sales and technical support, and the other factors discussed below.

The business managers responsible for each component within the Offshore Products operating segment report directly to the segment leader to facilitate the cohesiveness of the various component businesses as the operating segment is designed to consolidate its products and services in order to provide bundled equipment packages to its customers where possible. Further, the operating segment shares both sales and technical resources across its components, and shares centralized service centers for all products manufactured by the operating segment. Given this integration along with similar operating and economic characteristics, the operating segment was determined to be the reporting unit for Offshore Products.

In response to questions on applying the aggregation of components within a single operating segment, specifically the evaluation of “similar economic characteristics”, we apply the guidance codified primarily in ASC 350-20-55-1 through 55-9 (the FASB staff announcement at the November 2001 EITF meeting [EITF D-101)]. We have also considered the factors in paragraph 280-10-50-11 as follows with respect to our components for which we have discrete financial information to determine whether the components are economically similar.

Under ASC 280-10-50-11, two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles in ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a. The nature of the products and services

b. The nature of the production processes

c. The type or class of customer for their products and services

d. The methods used to distribute their products or provide their services

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Securities and Exchange Commission

October 7, 2015

In developing the guidance in EITF D-101, the FASB intended that all of the factors in ASC 280-10-50-11 be considered in making the determination. However, unlike the application of ASC 280, the FASB did not intend that every factor must be met in order for two components to be considered economically similar. In addition, the FASB did not intend that the determination of whether two components are economically similar be limited to consideration of the factors described in ASC 280-10-50-11. Therefore, our conclusion focused on the characteristics discussed below.

As it pertains to the components of the Offshore Products operating segment, we have evaluated the guidance in ASC 280-10-50-11 and ASC 350-20-55-7 in order to determine whether these components should be aggregated into a single reporting unit and believe that the aggregation is appropriate:

ASC 280-10-50-11 factors:

●

“Nature of products and services” Comment: The products sold and services provided are similar in nature in that all of our products are manufactured and designed largely for use in deepwater offshore oil and gas production facilities, subsea pipelines and deepwater drilling equipment. The fact that multiple components (geographic locations and/or product offerings) exist, which is often driven by the location of the deepwater exploration and production activity as well as the location of our manufacturing processes and equipment, is not relevant to the reporting unit determination as our products can be manufactured from multiple locations and shipped to global locations to service our customer’s needs. Additionally, the products and services offered within the Offshore Products operating segment are designed to be provided as an integrated solution involving multiple component businesses, either for a particular customer project or in support of previously installed products. With respect to services provided by our Offshore Products operating segment, our service technicians are cross-trained by the component businesses to provide worldwide support for our products.

●

“Nature of production processes” Comment: Our manufacturing processes are similar throughout the various component businesses and we conduct our operations similarly throughout the world. For example, we created a global consolidated materials and welding group to standardize our material selection processes, welding procedures, fabrication equipment, methods of quality inspections and the verification testing of our products. With this standardization, we are able to shift production between component businesses to best utilize available capacity, take advantage of lower labor costs or improve logistics for our customers. Similarly, design methodologies, work instructions, and manufacturing procedures have been standardized and shared across all component businesses through the utilization of a global document control database.

●

“The type or class of customer for their products and services” Comment: Each component business within the Offshore Products operating segment provides products and/or services to the same customer base (companies involved in the drilling and production of oil and natural gas) or their subcontractors or service providers. Due to the potential safety and environmental risks involved with these activities, our customer base requires stringent product verification testing, extensive manufacturing oversight and thorough product documentation regardless of whether the product is a consumable item or destined for permanent infrastructure. This is the main driver in the standardization of our engineering procedures and production processes across all component businesses.

●

“The methods used to distribute their products or provide their services” Comment: The Offshore Products operating segment has a worldwide sales network that spans all of the products and services within the operating segment’s portfolio. Depending on the regional location of the customer or project, this network coordinates through the appropriate component business to initiate the engineering and manufacturing of the required product or system as well as provide the service support for that customer. Similarly, each component business will utilize the same regional and international agents or distributors established and vetted by the Offshore Products’ corporate management team. For services, trained personnel will be dispatched from the local operations of the component business along with a senior level technician with specific product expertise (depending on the level of expertise at the local operations level).

●

“If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.” Comment: While our business itself is only lightly regulated, our customers must adhere to governmental regulations and industry standard specifications requiring significant standardization of our engineering procedures and production processes across all component businesses as discussed above.

Securities and Exchange Commission

October 7, 2015

ASC 350-20-55-7 factors

●

“The manner in which an entity operates its business and the nature of those operations.” Comment: The President of the Offshore Products operating segment is the segment leader (segment manager as that term is used in ASC 280). The business managers responsible for each component within the Offshore Products operating segment report directly to the segment leader. The segment leader also oversees the overhead functions for the entire segment such as sales and marketing, human resources, finance, health, safety and environmental (“HSE”) research and development (“R&D”) and quality assurance. In turn, each of these functions provides guidance and oversight to those personnel operating in similar functions at the component level. The Offshore Products operating segment also has a global consolidated materials and welding group supporting all the component businesses and shares information technology applications managed by the Company’s corporate information technology function.

●

“Whether goodwill is recoverable from the separate operations of each component business or from two or more component businesses working in concert (which might be the case if the components are economically interdependent).” Comment: Offshore Products’ operations are strategically linked and economically interdependent as the components of the business work across various geographical locations and across product lines to provide integrated products and solutions (and related services) to our customers over the lifecycle of the offshore drilling and production projects. Our historical acquisitions in this segment as well as our acquisition strategy targets the enhancement of our existing product portfolio, the provision of larger bundled systems and the vertical integration of our product portfolio which impacts all component businesses. .

●

“The extent to which the component businesses share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.” Comment: Intercompany sales transactions exist among the component businesses, as many of the products and services offered within this segment are provided through an integrated solution to the segment customer base. Transfer pricing mechanisms are in place for the intercompany sales between domestic (U.S.) and international (non-U.S.) locations.

●

“Whether the components support and benefit from common research and development projects.” Comment: All R&D projects are approved by the segment leader to set priorities and to facilitate the coordination of the design and engineering efforts throughout the Offshore Products operating segment. The cost, time and resources associated with a specific internal R&D project often include multiple component businesses. Typical R&D projects that are sanctioned to proceed involve multiple component businesses within the segment to arrive at a fully-engineered and viable commercial solution.

Securities and Exchange Commission

October 7, 2015

Note 17. Segment and Related Information, page 95

SEC comment:

2. Tell us and disclose whether operating segments have been aggregated to produce your reportable segments. To the extent that operating segments have been aggregated, tell us the following:

●	Your operating segments;

●	How your operating segments have been identified; and,

●	Your basis for concluding that aggregation of your operating segments is appropriate.

See FASB ASC paragraphs 280-10-50-1, 280-10-50-11, and 280-10-50-21.

Management Response:

We have not aggregated any operating segments for purposes of determining our reporting segments.

SEC comment:

3. Disclosure in various parts of your filing indicates that you sell a variety of different products and services, and that changes in the mix of these products and services impacts your results of operations. In view of this, explain how you have considered the guidance in FASB ASC paragraph 280-10-50-40, which requires separate disclosure of the revenues from external customers for each product and service or each group of similar products and services. Your response should address, but not be limited to, how you considered differences between shorter-cycle and consumable products and longer term products as well as differences between products and services sold for onshore applications and products and services sold for offshore applications.

Management Response:

We considered and evaluated the requirements of ASC 280-10-50-40 – Information about Products and Services as we prepared our segment reporting. The guidance states that a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

Each of our operating segments serves a particular market and a distinct customer base. Our Offshore Products operating segment is the only segment with product revenues. These product revenues and the associated service revenues in this business are derived primarily from an offshore customer base (or their subcontractors or service providers) as described above in our response to comment 1. The Well Site Services operating segment provides drilling and completion services primarily for onshore customers and includes no product revenues. There is no service overlap in the nature and scope of services provided between the operating segments. The revenues related to drilling and completion services are separately disclosed in Note 17.

Securities and Exchange Commission

October 7, 2015

The products and services offered within the Offshore Products operating segment are designed to provide an integrated solution to the segment customer base, either for a particular new customer project or in support of previously installed products. With respect to the product offerings within this operating segment, we believe that the products manufactured and sold are similar for the reasons described above in our response to comment 1. This business manufactures both consumable products (those consumed during the drilling and completions process) as well as durable products (those that have extended life spans) that are often sold together to provide an integrated solution to a customer’s offshore development project needs over the lifecycle of the offshore drilling and production projects. As a result, we have concluded that these product offerings are similar. We separately disclose product revenue and service and other revenue on the face of the Consolidated Statements of Income. The Offshore Products operating segment is the only business with product revenue and the service revenue for Completion Services and Drilling services are separately disclosed in Note 17. Accordingly, we respectfully submit that the information disclosed in Note 17 along with the separate disclosure of the product revenue on the face of the Consolidated Statements of Income provides the information required by FASB ASC paragraph 280-10-50-40.

In connection with responding to the Comments above, we acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 652-0588.

Very truly yours,

/s/ Cindy B. Taylor

Cindy B. Taylor, President and Chief Executive Officer

cc:           Lloyd A. Hajdik, Oil States International, Inc.

Sarah A. Munson, Oil States International, Inc.

Lias J. Steen, Oil States International, Inc.

Herb Listen, Ernst & Young LLP

Michael S. Telle, Vinson & Elkins L.L.P.